Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Prospectus Supplement to the Prospectus dated September 15, 2005 (Form S-3) of Hornbeck Offshore Services, Inc. for the registration of 6,100,000 shares of common stock and the sale of 2,000,000 shares of common stock by an existing stockholder, and to the incorporation by reference and inclusion therein of our report dated February 18, 2005, with respect to the consolidated financial statements of Hornbeck Offshore Services, Inc. included in its Annual Report (Form 10-K, as amended) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

September 29, 2005